FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Pavelka, Darrel J.	2. Date of Event Requiring Statement Month/Day/Year 5/5/03	4. Issuer Name and Ticker or Trading Symbol PSS
(Last) (First) (Middle) Payless ShoeSource, Inc. 3231 SE Sixth Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Senior Vice President	6. If Amendment, Date of Original (Month/Day/Year) 3/27/03
(Street) Topeka, KS 66607			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	15,162(1)	D
Common Stock	2,127	I	Shares held in Spouse's Name
Common Stock	8,799(2)	I	401(K) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option	5/4/97	5/4/06	Common Stock	4,689(3)	$9.0090	D
Employee Stock Option	5/8/97	5/8/06	Common Stock	2,250(4)	9.7500	D
Employee Stock Option	5/14/03	5/14/07	Common Stock	28,500(5)	15.1667	D
Employee Stock Option	3/10/01	3/10/10	Common Stock	58,500(6)	16.0208	D
Phantom Stock Units			Common Stock	2,622(7)	1 for 1	D
Phantom Stock Units			Common Stock	90(9)	1 for 1	I	Shares held in Spouse's Name

Explanation of Responses:

(1) Includes approximately 468 shares held under the Payless Stock Ownership Plan.
(2) Includes approximately 8,799 shares held under the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "401(k) Plan") based on a statement provided by the Plan Administrator. Because the Payless Common Stock Fund under the 401(k) Plan holds both cash and Payless Common Stock, the actual number of shares allocable to each participant's account varies from statement to statement.
(3) Grant of option on 4,689 shares of common stock under the Payless ShoeSource, Inc. 1996 Stock Incentive Plan (the "Plan"), which plan provides for tax withholding rights, in a transactin exempt under Rule 16b-3. The option vested in two equal annual installments beginning 5/4/97.
(4) Grant of option on 2,250 shares of common stock under the Plan, which plan provides for tax withholding rights, in a transactin exempt under Rule 16b-3. The option vested in four equal annual installments beginning on 5/8/97.
(5) Grant of option on 28,500 shares of common stock under the Plan, which plan provides for tax withholding rights, in a transactin exempt under Rule 16b-3. The option vests on May 14, 2003, subject to accelerated vesting if the market price of the Company's Common Stock reaches specified levels.
(6) Grant of option on 58,500 shares of common stock under the Plan which provides for tax withholding rights, in a transaction exempt under Rule 16b-3. The options vests in four equal annual installments beginning 3/10/01.
(7) The Phantom Stock Units were acquired under the Company's Deferred Compensation Plan and will be settled in cash or stock following termination of employment or as elected by the participant in advance and as approved by the Plan's Committee.
(8) All share amounts and option exercise prices have been adjusted for a three-for-one split of the Company's common stock to shareholders of record as of March 13, 2003.
(9) The Phantom Stock Units were acquired under the Company's Deferred Compensation Plan by his spouse.

By: /s/ Darrel J. Pavelka Darrel J. Pavelka **Signature of Reporting Person	5/2/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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